NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 6, 2018, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 26, 2018 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The mandatory conversion of Kinder Morgan, Inc. Depositary Shares, each representing a 1/20th interest in a share of 9.75% Series A Mandatory Convertible Preferred Stock, became effective before the open on October 26, 2018. Each Depositary Share representing a 1/20th interest in a share of 9.75% Series A Mandatory Convertible Preferred Stock of Kinder Morgan, Inc. was converted into 1.8142 shares of Kinder Morgan, Inc. Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 26, 2018.